UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of April, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing AGM Statement




29 April 2005

Pearson: AGM trading update

Pearson, the international media and education company, is today providing a trading update at its Annual General Meeting.

Our businesses have made a good start to the year and are trading in line with our expectations. We generate most of our sales and almost all of our profits in the second half, but we continue to expect Pearson to grow strongly in 2005 and beyond, with further progress on earnings, cash and return on invested capital.

Dennis Stevenson, Pearson's chairman, said:

"Our businesses have excellent prospects both this year and beyond. We have reduced our costs by close to GBP400 million and invested behind the long-term strength of our franchises. Rapid growth in US education is now under way, we are seeing early signs of the long-awaited recovery in corporate advertising and we are confident of strong growth on our financial measures."

We expect 2005 to be a very strong year for Pearson Education.

Our School business is benefiting from a sharp rebound in the US school textbook market, as state and federal education funds increase and as the new adoption market opportunity grows to approximately $900m in 2005 (from $500m in 2004). We are performing well in textbook adoptions, particularly with our new programmes in maths, science, music and foreign languages, and continuing to see strong trading conditions in open territories. Our US school testing business is growing rapidly as it helps states meet new federal testing requirements, and the state of Texas, our largest customer, intends to renew our contract for a further five years. We expect our US school textbook and testing businesses to grow sales in double digits this year and improve margins steadily over the next three years.

In US Higher Education we are once again performing ahead of the overall market. For the full year we expect to grow at a similar rate to 2004, as we continue to benefit from our lead in publishing, technology and customisation. We are working with DeVry University to create a customised print and online maths programme for its 63 college campuses serving some 40,000 students in our largest ever adoption in higher education.

We continue to expect good growth in our Professional businesses as they benefit from long-term testing and government contracts. In addition to the $500m of new contracts won in 2004, in February we renewed and extended our largest government contract, with the US Department of Education, for a further ten years.

We expect a further significant profit improvement at the FT Group. IDC, our financial data business, is benefiting from strong growth and high renewal rates in its institutional business and from the contribution of FutureSource, acquired in September 2004. IDC remains on target to achieve service revenue and net income growth in the high single digit to low double digit range for 2005.

Our network of business newspapers - which includes the Financial Times, Les Echos, FT Deutschland, Investors Chronicle and our interests in Vedomosti, Business Day, Financial Mail and The Economist - returned to profit last year and we expect further progress in 2005. Advertising revenues at the Financial Times are ahead 3% in the year to date with continuing strong growth in recruitment, luxury goods and online advertising, and forward bookings are running ahead of last year. If advertising revenues continue to grow at this rate, we expect the Financial Times to be around breakeven this year and to improve profits further in 2006. We received cash proceeds of GBP372m from the sale of our 79% stake in Recoletos on 8 April 2005.

After a difficult 2004, Penguin is now trading in line with our expectations. Our UK warehouse is operating well and we are on track to move Pearson Education's UK distribution into the warehouse in the summer. Penguin is performing well on the bestseller lists in the US and the UK and has a strong publishing schedule for the second half of the year. Our cost reduction programme is proceeding according to plan and we will expense approximately GBP5m on those cost actions this year, which will fall in the first half.

Pearson generates around two-thirds of total revenues in the US. A five cent change in the average exchange rate for the full year (which in 2004 was GBP1:
$1.83) will have an impact of approximately 1p on adjusted earnings per share. For the year to date, our average exchange rate is GBP1:$1.90.

Pearson will report its interim results on Monday 25 July 2005. On Wednesday 4 May we will publish further details of the transition to International Financial Reporting Standards, including our financial statements for 2003 and 2004 under IFRS.

Note to editors: Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

For more information: Luke Swanson/ Charlotte Elston + 44(0) 20 7010 2310


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 29 April, 2005

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary